Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
LOBO MATRIX INVEST LTD	British Virgin Islands
Lobo Scientific Inc.	Delaware, USA
LOBO Holdings Ltd.	Hong Kong
Jiangsu LOBO Electronic Vehicle Co., Ltd	PRC
Tianjin LOBO Intelligent Robot Co., Ltd	PRC
Tianjin Bibosch Intelligent Technology Co., Ltd	PRC
Wuxi Zella Technology Trade Co., Ltd	PRC
Dezhou LOBO Intelligent Manufacturing Co.	PRC